04024364

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 6, 2004

SEC MAIL PROCESSING RECEIVED APR 13 2004 WASH. D.C. 155 SECTION

SUPPL

Re : Rule 12g3-2(b)
File No. 82 – 4161

Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis subject to the Exchange Act.

Very truly yours,

For and on behalf of
SOCIETE NATIONALE DES
CHEMINS DE FER BELGES /
NATIONALE MAATSCHAPPIJ
DER BELGISCHE
SPOORWEGEN

PROCESSED
APR 21 2004
THOMSON
FINANCIAL

Johan VERHOEVEN

dlw 4/20

Press releases from November 2003 to March 2004

Date: November 25, 2003
Summary: Changes in the service on the Luxembourg – Brussels (see enclosed article)

Date: January 15, 2004
Summary: The number of passengers transported by Thalys in 2003 has decreased by 2,4% if compared to 2002 (turn-over has decreased by 2,0%). The situation has started to improve, especially during the last three months of the year, since at the end of June the number of passengers transported stood at minus 3,6%. Thalys International was able to maintain its turn-over on the Brussels – Paris and Paris – Brussels – Germany connections and to limit the decline to minus 7% on the axis Paris – Holland. The market share on all axes has remained stable.

The results proof to Thalys International the success of the actions taken during 2003.

Date: January 19, 2004
Summary: SNCB has transported more than 155 million passengers during 2003 (2002: 150,8 million). Punctuality has reached a record high of 95,3% (2002: 95,2%).

Date: February 12, 2004
Summary: Customer satisfaction has risen by more than half a point over the last 5 years (6,66 to 7,25 on a scale of 10). During 2003 all investigated subjects rose, without exception, when compared to 2002.

Date: February 19, 2004
Summary: The negotiations between SNCB and the trade unions have resulted in a protocol of "social agreement" as part of the plan MOVE.

To secure the future of SNCB in the changing European railroad environment, the different Belgian actors (Federal Government, SNCB and the trade unions) have a specific responsibility:

- the Federal Government has agreed to take over the historical debt of SNCB;
- the three actors have agreed to restructure SNCB to bring the company structure more in line with the European regulations;
- the management of SNCB and the trade unions have agreed on a framework for a social agreement as part of the plan MOVE.

The social agreement is based on the following principals:

- reorganisation of the freight division;
- an extended training program;
- early retirement on a voluntary base.

This "social agreement" together with the agreement reached on the new structure of SNCB will now need to be integrated in a global accord to be approved by the Board of SNCB and the trade unions.

Date: March 16, 2004
Summary: The management of SNCB has been informed that the trade unions have given their conditional approval for the reorganisation of the company.

Date: March 26, 2004
Summary: The Belgian Government has approved today the new structure of SNCB and has engaged itself to take-over the historical debt of SNCB (EUR 7,4 billion) by 2005.

Together with the social agreement reached with the trade unions, this will enable SNCB to start with the implementation of the plan Move.

The new structure of SNCB will show a clear distinction between the infrastructure and the rail operator, as requested by European regulations, and consists of three companies:

- the mother company **SNCB holding**;
- the infrastructure manager **Infrabel**;
- the rail operator **SNCB**.

Within the new structure all personnel will enjoy the same conditions and be attached to SNCB holding.

Through the implementation of the plan MOVE, SNCB will try to maintain its current position within a changing European environment. The three pillars of Move are:

- domestic passenger traffic (public mission);
- international traffic based on high-speed trains;
- sanitation of the freight activity.

Move will be realised in several phases. A first phase will run until the end of 2005. Further negotiations will then determine how the sanitation of the company will be continued. To facilitate the necessary changes, a number of social accompanying measures have been included. The social frameworks includes:

- drastic reorganisation of the freight activity;
- extensive training program;
- voluntary retirement.

25/11/2003

Line Brussels - Luxembourg

From 14th December: new offer for more mobility

In order to better meet the needs of its clientele, SNCB plans a number of new initiatives and thorough changes on the Brussels-Luxembourg service as of 14th December. SNCB and the Luxembourg railway company CFL joined hands to develop a number of improvements allowing to considerably reduce journey times.

The Brussels-Luxembourg line is a complex but vital service for the Belgian railway network: it connects two out of the three European capitals and constitutes an arterial route to the Belgian coast, which is very popular with the clientele from the south of Luxembourg province and from the Grand Duchy of Luxembourg.

Road works are scheduled on the E411 and E25 motorways between mid-March 2004 and August 2006 in order to resurface and to deal with the "punch-out" phenomenon. Hence road traffic will probably meet with serious congestion problems. The train is no doubt an excellent alternative and moreover stimulates the general mobility around Brussels and Luxembourg.

SNCB and CFL will together implement a number of changes and improvements to their offer as of 14th December. The service and the mobility between Brussels, Namur and Luxembourg will henceforth be characterized by higher speed, better comfort and more capacity.

A new concept of fast IC trains is about to make its entry on the network. The journey between Brussels-Luxembourg station and Luxembourg will henceforth only take 2.17 hrs (2.38 hrs from Brussels Midi. Six of those fast IC trains (three in each direction) thus gain up to 22 minutes as compared with the journey times of the conventional IC J trains. Besides the Brussels stations and Luxembourg those trains also call at Namur, Libramont and Arlon. They clearly offer more and faster possibilities to the passengers from the Grand Duchy of Luxembourg to travel to the Belgian coast or to London by Eurostar from Brussels Midi.

The IC J services henceforth cover the distance between Brussels and Luxembourg in just 3 hours. Some of those trains also offer a better service to the south of Luxembourg province.

The 6 fast IC services, replacing 4 Eurocity trains and 2 conventional night trains, as well as the IC J services feature ultramodern rolling stock with airconditioning and all comfort facilities. The trains are composed of MS 96 railcars or the new M6 double-decker coaches offering 20 % more seat capacity.

45 services between the two European capitals on weekdays - offering over 22 000 seats - 23 direction Luxembourg, 22 direction Brussels. In all some 325 passenger trains will be running on a part of or on the entire line 161 (Brussels-Namur) or 162 (Namur-Luxembourg) during the week.

Investments have been planned to modernize the Brussels-Luxembourg artery in the future. The SNCB pluriannual investment plan schedules no less than 860 million euros of investments until 2012. 83.5 million euros to be spent on line capacity extensions, in order to increase the commercial speed, 283 million euros for capacity maintenance of lines 161 and 162 and 30 million euros for the 'crossing' of Namur.

The quadrupling of the tracks on line 161 between Ottiginies and Brussels (in view of the RER project) has been budgeted at 465 million euros. And those investments may even be topped with funds from the EurocapRail project, one of the top-priority infrastructure projects on the European level.

Brussel, 15 januari 2004

Mediabericht van Thalys International

Resultaten Thalys 2003: verbetering gedurende het laatste trimester

Het bedrijf Thalys International stelt zijn resultaten van het jaar 2003 voor. Dankzij een geleidelijk herstel van het verkeer tijdens het laatste trimester is Thalys erin geslaagd de in de loop van het jaar opgelopen achterstand in te halen en het jaar af te sluiten met een daling die beperkt blijft tot 2,4% (verkeer) en 2% (omzet).*

Thalys vervoerde in 2003 meer dan **5,8 miljoen reizigers** en realiseerde een omzet, exclusief B.T.W., van **301 miljoen euro**. Deze resultaten vertonen een lichte daling (-2,4% voor reizigers en -2% voor omzet) in vergelijking met het jaar 2002, maar zijn, rekening houdend met de evolutie van de economische activiteit, bevredigend te noemen.

Na de eerste moeilijke maanden nam het verkeer terug geleidelijk toe. Vooral het laatste trimester liet een duidelijke verbetering zien. Eind juni 2003 was het Thalys- verkeer met 3,6% gedaald ten opzichte van 2002. In november was het verkeer stabiel en in december kwam Thalys weer in de positieve cijfers met een groei van 1,7%.

Thalys wist in 2003 zijn omzet te handhaven op de verbindingen Brussel – Parijs en Parijs – België – Duitsland, en beperkte de daling tot 7% op de as Parijs - Nederland.

Het marktaandeel van Thalys is stabiel gebleven op alle verbindingen.

Op te merken dat Thalys het leadership behoudt op de verbinding Parijs - Keulen (77% eind oktober), en dit ondanks de concurrentie van low- cost luchtvaartmaatschappijen sinds eind 2002.

Voor Thalys International bewijzen deze resultaten het succes van het actieplan van 2003, waarbij verschillende vernieuwingen werden doorgevoerd.

- Maart: lancering van **Cybelys**, het exclusieve dienstenprogramma voor de vaste Thalys- klanten tussen Brussel en Parijs. Reeds meer dan 20.000 leden hebben zich aangesloten...
- Maart: een nog **aantrekkelijker nieuw tarievengamma** en hyper- voordelig tarief op alle verbindingen. (H/T in Comfort 2, Parijs - Brussel voor 49 euro, Parijs - Keulen voor 59 euro en Parijs - Amsterdam voor 69 euro).
- Juni: de service in Comfort 1 wordt nu ook **in het weekend** aangeboden. Restauratie aan de zitplaats, ruime keuze aan dagbladen en tijdschriften...
- **Regelmatige promotie**- aanbiedingen: Voorbeeld: december 2003: 'promotie voor jongeren' op de as Parijs - Brussel. Het jongeren tarief (-50%) voor iedereen toegankelijk.
- De **stiptheid** van de Thalys- treinen blijft hoog: in 2003 zijn bijna 9 op 10 treinen tussen Parijs/Ile-de-France en Brussel op tijd aangekomen of hadden een vertraging van minder dan 5 minuten. Tussen Parijs en Keulen is de stiptheid toegenomen met 3%. De **tevredenheidsgraad** van de Thalys- klanten blijft gehandhaafd op een niveau van 86%.

In 2004 worden verschillende commerciële vernieuwingen gelanceerd waardoor nog meer diensten worden aangeboden aan onze klanten : vernieuwingen op het vlak van ticketverdeling met de invoering van **last- minute aanbiedingen** via de site thalys.com., uitbreiding van de mogelijkheden tot **homeprinting**, het opstarten van **ticketless-verkopen** voor Cybelys- klanten, invoeren van het **Localys- project**: een systeem voor de follow-up van de treinstellen en het verkeersbeheer via satelliet, standaard **aankondigingen in de trein**, **regelmatige promoties**, enz.

Thalys International verwacht voor 2004, en rekening houdend met de huidige economische context, een groei van 3 tot 5 % van het verkeer en de omzet.

(* evolutie bij vergelijkbaar aanbod)

Bruxelles, le 15 janvier 2004

Communiqué Thalys International

Résultats Thalys 2003: redémarrage confirmé durant le dernier trimestre

La société Thalys International présente ses résultats d'activité pour l'année 2003. Grâce à une reprise progressive durant le dernier trimestre, Thalys rattrape son retard et clôture à une baisse limitée à 2,4% (trafic) et 2% (chiffre d'affaires)*.

Thalys a transporté en 2003 plus de **5,8 millions de voyageurs** sur l'ensemble de son réseau, générant un chiffre d'affaires hors TVA de **301 millions d'euros.** Ces résultats sont en légère baisse (-2,4% en trafic et -2% en chiffre d'affaires) par rapport à l'année 2002, mais restent satisfaisants au regard des différents éléments structurels et conjoncturels qui ont jalonné l'année 2003.

Après des premiers mois difficiles, la reprise s'est fait sentir avec une progressive montée en puissance durant le dernier trimestre. Fin juin 2003, le trafic Thalys était en baisse de 3,6% par rapport à 2002. En novembre, le trafic était stable et en décembre, Thalys repassait la barre positive avec une augmentation de 1,7%!

Dans une conjoncture générale défavorable, Thalys a réussi en 2003 à maintenir globalement son chiffre d'affaires sur les axes Paris-Bruxelles et Paris-Belgique-Allemagne, et à limiter à 7% la baisse sur l'axe Paris-Pays-Bas.

Les parts de marché de Thalys sont restées stables sur toutes les liaisons. A noter le maintien du leadership de Thalys sur la ligne Paris-Cologne (77% fin octobre) face à la concurrence aérienne low cost depuis fin 2002.

Pour Thalys International, ces résultats traduisent le succès du plan de compétitivité 2003, qui a vu la mise en place d'une série d'innovations:

- Mars : lancement de **Cybelys**, programme de services exclusifs pour **les clients fréquents** de Thalys entre Paris et Bruxelles. Plus de 20.000 membres y ont adhéré aujourd'hui...
- Mars: **nouvelle gamme tarifaire plus attractive**, prix d'appel à la baisse sur tous les axes. (A/R en Confort 2 : Paris-Bruxelles à 49 euros, Paris-Cologne à 59 euros et Paris-Amsterdam à 69 euros)
- Juin: services proposés à la clientèle en Confort 1 généralisés à la **fin de semaine**. Restauration à la place, choix de quotidiens et magazines...
- **Dynamique de promotions**. Ex. : décembre 2003 : promo **'coup de jeune'** sur Paris-Bruxelles. Tarif Jeune (à 50%) accessible à tous.

Ils traduisent aussi le maintien du bon niveau de la **régularité** des Thalys: en 2003, près de 9 trains sur 10 sont arrivés à l'heure entre Paris/Ile de France et Bruxelles ou ont eu moins de 5 minutes de retard. Entre Paris et Cologne, la régularité a progressé de 3%. Enfin, le **taux de satisfaction** de la clientèle Thalys à 86% reste lui aussi constant.

En 2004, différentes innovations commerciales permettant la diversification des services offerts aux clients Thalys verront le jour : innovations dans le domaine de la distribution des billets Thalys, avec la mise en place **d'offres de dernières minutes** sur thalys.com, la

généralisation de **l'impression à domicile** ou encore le lancement du **billet virtuel** pour les clients Cybelys, *mais aussi la mise en place du projet* **Localys,** *système de suivi des rames* et de gestion des circulations par satellite ou les **annonces numérisées à bord**, des **promotions régulières** etc.

Pour 2004, dans le contexte actuel général, Thalys International vise une croissance de 3 à 5% de son trafic et de son chiffre d'affaires.

* *Evolution calculée à périmètre comparable*

19 januari 2004

Eerste resultaten voor het jaar 2003
Treinen vervoerden meer reizigers en reden nooit eerder zo stipt

De NMBS heeft in 2003 meer dan 155 miljoen reizigers vervoerd. Dat zijn er bijna 5 miljoen meer dan in 2002. Daarnaast boekten de spoorwegen met een stiptheid van 95,3% een recordresultaat. Het kwaliteitsniveau van deze prestatie werd in het verleden nog eerder bereikt. Bovendien blijft de tevredenheid van de reizigers verder stijgen, zoals blijkt uit de scores van de kwaliteitsbarometer.

Volgens de laatste schattingen heeft de NMBS in de binnenlandse treinen meer dan 155 miljoen reizigers vervoerd in 2003, tegenover 150,8 miljoen in 2002. Deze opvallende stijging bevestigt de sinds enkele jaren voortdurende toename van het aantal vervoerde reizigers op het spoor.

De stiptheid behaalde een score van 95,3% van de treinen die stipt op tijd om met ten hoogste vijf minuten vertraging toekwamen. Voor de tweede maal is dit resultaat (over het hele jaar) hoger dan de doelstelling van 95% die in het beheerscontract staat. Eerder werd 2002 al afgesloten met een stiptheid van 95,2%. Bij het berekenen van die cijfers werden de vertragingen door overmacht of de uitvoering van grote investeringsprojecten buiten beschouwing gelaten. De stiptheid zonder die neutralisering bedraagt 92,3%.

Ook zeer bemoedigend zijn de laatste resultaten van de derde fase van de tevredenheidsenquête die bij de klanten wordt afgenomen. De algemene tevredenheid steeg van 7,22 naar 7,25 op 10, in vergelijking met dezelfde periode in 2002. De domeinen die er het opvallendst op vooruit gingen, zijn het comfort (van 6,96 naar 7,09), de netheid in de treinen (van 6,24 naar 6,38) en de informatie in de treinen (van 6,78 naar 6,91).

De tevredenheid ging er steeds op vooruit in de eerste drie fasen van de enquête (in de periode van januari tot oktober). Het ligt dan ook in de lijn van de verwachtingen dat de resultaten voor het hele jaar gevoelig beter zullen zijn dan in 2002.

19 janvier 2004

Premier bilan de l'année 2003
Plus de voyageurs et niveau de régularité des trains jamais atteint

La SNCB a transporté plus de 155 millions de voyageurs en 2003, soit près de 5 millions de plus qu'en 2002. La régularité, quant à elle, a atteint un résultat record de 95,3 %. Ce niveau de performance qualitative n'a jamais été réalisé par le passé. Par ailleurs, l'indice de satisfaction de la clientèle continue de progresser.

Selon les dernières estimations, la SNCB a transporté en 2003 en service intérieur plus de 155 millions de voyageurs contre 150,8 millions en 2002. Cette augmentation significative confirme la progression constante, depuis plusieurs années, du nombre de voyageurs transportés par rail.

La régularité a atteint le score de 95,3 % de trains arrivés à l'heure ou avec maximum 5 minutes de retard. Pour la deuxième fois, ce résultat est supérieur (pour l'année entière) à l'objectif fixé par le contrat de gestion, à savoir 95 % (95,2 % en 2002). Dans ce calcul, les retards dûs à des cas de force majeure ou à l'exécution de grands projets d'investissements sont neutralisés. La ponctualité non neutralisée atteint elle 92,3%.

Les derniers résultats de la troisième période de l'enquête de satisfaction menée auprès de la clientèle sont également très encourageants. L'indice de satisfaction générale est passé de 7,22 à 7,25. Les trois domaines où les progressions ont été les plus remarquables concernent le confort (de 6,96 à 7,09), la propreté dans les trains (de 6,24 à 6,38) et l'information dans les trains (de 6,78 à 6,91).

La satisfaction pour les trois premières phases (menées de janvier à octobre) de l'enquête sont en nette progression. On peut donc s'attendre aussi à ce que l'indice général pour l'année entière connaisse une progression sensible par rapport à 2002.

12/02/2004

Klanten steeds tevredener over dienstverlening NMBS

In vijf jaar tijd steeg de algemene tevredenheid van de klanten van de NMBS met meer dan een half punt, van 6,66 tot 7,25 op 10. De inspanningen van het bedrijf en haar personeel worden dus door de klanten geapprecieerd. De punten waar bijzondere aandacht aan werd geschonken, maakten ook de opvallendste sprong vooruit.

Vier keer per jaar peilt de firma Ipsos Brussels op vraag van de NMBS bij haar klanten naar hun tevredenheid over verschillende aspecten van de dienstverlening. De score voor algemene tevredenheid in de vierde fase in 2003 steeg tot 7,30 (tegenover 7,25 in 2002). Ook in de drie vorige fasen van verleden jaar lag de algemene tevredenheid hoger dan die in 2002. De globale algemene tevredenheid steeg dan ook van 7,15 in 2002 tot 7,25 in 2003.

Op lange termijn blijkt dat deze bemoedigende scores het resultaat zijn van de voortdurende inspanningen van het bedrijf en haar personeel om haar klanten een steeds kwaliteitsvollere dienstverlening te kunnen aanbieden. Sinds 1998 steeg de algemene tevredenheid dan ook voortdurend:

1998	6,66
1999	6,73
2000	6,95
2001	6,84
2002	7,15
2003	7,25

In 2003 haalden alle 10 aspecten waar bij de klanten werd naar gepeild zonder uitzondering een betere score dan in 2002.

	2002	2003	
Algemene tevredenheid	7,15	7,25	++
Onthaal en dienstverlening in de stations	7,07	7,17	++
Comfort op de treinen	7,02	7,13	++
Netheid op de treinen	6,31	6,42	++
Frequentie van de treinen	6,67	6,76	++
Stiptheid van de treinen	6,54	6,74	++
Informatie op de treinen	6,77	6,86	++
NMBS-personeel op de treinen	7,62	7,70	++
NMBS-personeel in de stations	7,21	7,28	++
Informatie in de stations	7,24	7,29	++

De prijs	6,59	6,66	++

Net zoals de voorbije jaren wordt de dienstverlening door het NMBS-personeel het meest op prijs gesteld door de klanten.

12 février 2004

La satisfaction de la clientèle de la SNCB continue de progresser

En cinq ans, la satisfaction de la clientèle a gagné plus de un demi point, passant de 6,66 à 7,25. Les efforts de l'entreprise et du personnel sont par conséquent reconnus par la clientèle. C'est effectivement sur les points sur lesquels une attention particulière a accordée que les progressions sont les plus significatives.

Quatre fois par an, la SNCB demande à la firme Ipsos Brussels de mesurer chez ses clients leur satisfaction relative à plusieurs aspects du service offert par la SNCB. L'indice de satisfaction relative à la quatrième phase de l'enquête a progressé, passant de 7,25 en 2002 à 7,30 en 2003. Comme les indices des trois autres volets étaient à la hausse également par rapport à 2002, l'indice général de satisfaction pour l'année 2003 fait un bond de 7,15 à 7,25.

Sur le long terme, on constate que ces scores encourageants sont le résultat des efforts permanents de l'entreprise et de son personnel visant à offrir à la clientèle un service plus performant et de meilleure qualité. Voici en effet depuis 1998, l'évolution quasiment linéaire de cette satisfaction entre 1998 et 2003 :

1998 6,66
1999 6,73
2000 6,95
2001 6,84
2002 7,15
2003 7,25

En 2003, les 10 aspects du service offert sur lesquels la clientèle est sondée sont tous sans exception en hausse par rapport à 2002.

	2002	2003	
Accueil et service dans les gares	7,07	7,17	++
Confort à bord des trains	7,02	7,13	++
Propreté dans les trains	6,31	6,42	++
Fréquence des trains	6,67	6,76	++
Régularité des trains	6,54	6,74	++
Qualité de l'information dans les trains	6,77	6,86	++
Personnel SNCB à bord des trains	7,62	7,70	+
Personnel SNCB dans les gares	7,21	7,28	+
Qualité de l'information dans les gares	7,24	7,29	+
Le prix	6,59	6,66	+

La clientèle continue à attribuer le meilleur score à la qualité des prestations fournies par le personnel à bord des trains.

19/02/2004

Protocol van sociaal akkoord over het plan MOVE

De onderhandelingen tussen de directie en de vakbondsorganisaties zijn op woensdag 18 februari uitgemond op een protocol van sociaal akkoord in het raam van het plan MOVE.

De Europese context is voor de spoorwegen volop aan het veranderen. Om haar toekomst te kunnen veiligstellen en een belangrijke speler te blijven in de Europese spoorwegwereld, is het absoluut noodzakelijk dat de NMBS haar financiële situatie herstelt en zich voorbereidt op de concurrentie die met de dag heviger dreigt te worden.

Het bedrijf streeft er in de eerste plaats naar een veilige, efficiënte en kwalitatieve dienstverlening te bieden aan haar klanten, zonder daarbij de doelstelling van het budgettaire evenwicht uit het oog te verliezen.

Alle betrokken spelers - de staat, de vakbondsorganisaties, de NMBS - hebben hierin een essentiële rol te vervullen, en iedereen heeft zijn verantwoordelijkheden kunnen nemen, die overigens nauw met elkaar verbonden zijn:

1. De staat heeft zich ertoe verbonden de historische schuld van onze onderneming over te nemen;
2. De staat en de NMBS hebben in overleg met de vakbondsorganisaties afgesproken dat de structuur van de NMBS zou worden aangepast om beter te beantwoorden aan de Europese eisen, waarbij de eenheid van de onderneming en van de sociale dialoog echter zullen behouden blijven. Zo zou vanaf 1 januari 2005 een "holding"-structuur moeten worden opgezet, gebouwd op twee pijlers, namelijk enerzijds de infrastructuurbeheerder en anderzijds de spoorwegonderneming (uitbater);
3. De vakbondsorganisaties en de directie zijn vandaag tot een protocol van sociaal akkoord gekomen dat zeer belangrijk is voor het uitvoeren van de eerste fase van het plan MOVE. Het sociaal luik is nauw gekoppeld aan de verwezenlijking van essentiële operationele verbeteringen binnen de NMBS. Eind 2005 zal de balans worden opgemaakt om te zien hoe de onderneming verder kan worden gesaneerd.

   Het afgesloten akkoord had nog verder kunnen gaan in het belang van het bedrijf – zelfs al kan er nu worden verder gewerkt. Over verschillende aspecten, met name de wederaanstelling en herkwalificatie van het personeel, de flexibiliteit in de werkorganisatie en de geografische mobiliteit moet verder worden gesproken in de paritaire commissies binnen het bedrijf. Het is belangrijk voor de NMBS en haar personeel dat deze besprekingen snel uitmonden in duidelijke beslissingen.

Toch werden enkele belangrijke stappen gezet. Zo kan worden begonnen met de noodzakelijke veranderingen binnen het bedrijf. Het protocol van sociaal akkoord is gebaseerd op volgende krachtlijnen:

- Een **grondige reorganisatie van de Cargo-activiteit**, die vandaag al is blootgesteld aan de concurrentie en zich snel moet herstellen als ze haar voortbestaan wil verzekeren.

- **Een uitgebreid opleidingsplan** dat de omvorming van de onderneming zal begeleiden en dat het personeel de passende noodzakelijke ondersteuning zal geven om het hoofd te bieden aan de nieuwe uitdagingen.

- **Ten slotte voorziet het akkoord ook in een plan voor vervroegd vertrek op vrijwillige basis** voor de personeelsleden die minstens 55 of 57 jaar oud zijn (afhankelijk van hun rang), met een anciënniteit van 25 jaar. Het plan bepaalt dat de betrokkenen 65 tot 75 % van hun bruto wedde (afhankelijk van hun rang) zullen ontvangen.

  Rekening houdend met deze vervroegde vertrekken, met de natuurlijke afvloeiingen (pensioenen, ...) en met de andere sociale maatregelen van het plan zullen er eind 2005 bij de NMBS **38.000** posten zijn. Zoals al eerder gezegd, **zullen er geen ontslagen vallen.**

Dit protocol van sociaal akkoord vult de besprekingen aan die enkele weken geleden met de voogdijminister werden gevoerd over de nieuwe structuur van de NMBS. Deze twee elementen, het sociaal luik en het luik "structuur", moeten nu worden geïntegreerd in een **globaal akkoord** dat ter definitieve goedkeuring zal worden voorgelegd aan de vakbondsinstanties en aan de Raad van Bestuur van de NMBS. De modaliteiten en de timing van de uitvoering moeten nog worden vastgelegd.

19 février 2004

Plan MOVE : Protocole d'accord social

La direction et les organisations syndicales de la SNCB ont abouti ce mercredi 18 février à un protocole d'accord social dans le cadre du plan MOVE.

Le contexte européen des chemins de fer change à vive allure. Pour pouvoir assurer son avenir et rester un acteur de poids dans le monde ferroviaire européen, la SNCB doit impérativement redresser sa situation financière et se préparer à une concurrence qui s'annonce chaque jour plus forte.

1. Le but recherché est avant tout d'assurer un service ferroviaire sûr, efficace, et de qualité à nos clients, tout en travaillant dans le cadre d'un équilibre budgétaire.

2. Tous les acteurs concernés – l'Etat, les organisations syndicales, la SNCB -- ont ici un rôle essentiel à jouer, et chacun a pu prendre ses responsabilités qui sont étroitement liées les unes aux autres :

3. L'Etat s'est engagé à reprendre la dette historique de notre entreprise ; L'Etat et la SNCB ont convenu, en accord avec les organisations syndicales, que la structure de la SNCB serait adaptée pour mieux répondre aux exigences européennes, tout en maintenant l'unicité de l'entreprise et du dialogue social. Une structure de « holding » bâtie sur deux piliers, l'un gérant l'infrastructure, l'autre étant « l'exploitant ferroviaire », devrait ainsi se mettre en place à partir du 1er janvier 2005 ; Les organisations syndicales et la direction ont abouti, hier soir, à un protocole d'accord social important pour la mise en place de la première phase du plan MOVE. Le volet social est étroitement lié à la réalisation d'améliorations opérationnelles essentielles au sein de la SNCB. Fin 2005, un bilan sera réalisé pour voir comment poursuivre l'assainissement de l'entreprise.

   L'accord conclu, même s'il permet d'avancer, aurait pu encore aller plus loin dans l'intérêt de l'entreprise. En effet, plusieurs aspects concernant notamment la réaffectation et la requalification du personnel, la flexibilité dans l'organisation du travail et la mobilité géographique n'ont pas été finalisés. Ils devront faire l'objet d'autres discussions approfondies au sein des commissions paritaires de l'entreprise. Il sera essentiel pour la SNCB et son personnel que ces discussions aboutissent rapidement à des décisions claires.

Plusieurs pas importants ont toutefois été accomplis, qui permettront d'amorcer les changements indispensables au sein de l'entreprise. Le protocole d'accord social est ainsi basé sur plusieurs axes majeurs, à savoir :

- Une **réorganisation en profondeur de l'activité Cargo**, qui est déjà aujourd'hui soumise à la concurrence et qui doit rapidement se redresser pour assurer sa continuité.

- **Un large plan de formation** qui accompagnera la transformation de l'entreprise et fournira au personnel le support adéquat et nécessaire pour faire face aux nouveaux défis qui attendent l'entreprise.

- **Un plan de départ anticipé volontaire** pour les personnes âgées de 55 ou 57 ans

selon les niveaux (avec 25 ans d'ancienneté). Les personnes qui souhaiteront quitter l'entreprise toucheront entre 65 et 75 % de leur salaire brut selon leur niveau.
Au vu de ces départs anticipés, des départs naturels (pensions, ...) et des autres mesures sociales du plan, la SNCB comptera **38.000** postes fin 2005. Comme mentionné à plusieurs reprises, **il n'y aura pas de licenciements.**

Ce protocole d'accord social vient compléter les discussions qui ont eu lieu il y a quelques semaines, avec le Ministre de tutelle, à propos de la nouvelle structure de la SNCB. Ces deux éléments, le volet social et le volet « structure », doivent maintenant être intégrés dans **un accord global** qui sera soumis pour approbation finale aux instances syndicales et au conseil d'administration de la SNCB. Les modalités et le timing de mise en œuvre devront aussi être finalisés.

16/03/04

Belangrijke stap voor de NMBS

De directie van de NMBS verheugt zich over het voorwaardelijke akkoord waarover de syndicale organisaties zich vandaag uitspraken en waarin de maatregelen staan opgenomen om de toekomst van de NMBS te verzekeren.

Hiermee is een belangrijke stap gezet, zelfs al moeten er nog heel wat uitdagingen worden overwonnen. De directie hoopt dat deze stap de NMBS zal toelaten vooruit te gaan. Zo kan alles in het werk worden gesteld om haar situatie gezond te maken en zich voor te bereiden op de concurrentie.

De verbeteringen die moeten worden doorgevoerd in het raam van de omvorming van de onderneming, hebben tot doel om alle klanten van de NMBS (reizigers en goederenklanten) een efficiënte, kwaliteitsvolle en veilige dienstverlening te garanderen, waarbij kan worden gewerkt in een context van een budgettair evenwicht.

16 mars 2004

Un pas important pour la SNCB

La direction de la SNCB se réjouit de l'accord conditionnel sur lequel les organisations syndicales se sont prononcées aujourd'hui quant aux mesures à mettre en place à la SNCB pour assurer le futur de l'entreprise.

Même si beaucoup de défis doivent encore être relevés, une étape très importante a été ainsi franchie. La direction espère que cette étape permettra à la SNCB d'aller de l'avant pour assainir la situation de l'entreprise et la préparer à la concurrence.

Les améliorations qui doivent être apportées dans le cadre de la transformation de l'entreprise visent à assurer à tous les clients de la SNCB (clients voyageurs ou marchandises) un service efficace, de haute qualité et d'une sécurité sans faille, tout en travaillant dans le cadre d'un équilibre budgétaire.

26/3/2004

De nieuwe NMBS-structuur en het plan MOVE op de sporen

Met de goedkeuring op de ministerraad van vandaag over de nieuwe structuur van de NMBS is een beslissende stap gezet voor de toekomst van de spoorwegmaatschappij. In combinatie met het protocol van sociaal akkoord tussen de directie en de vakbondsorganisaties van 18 februari 2004 zijn nu alle voorwaarden vervuld om van start te kunnen gaan met de uitvoering van de nieuwe structuur en het plan MOVE. Dit geeft de NMBS alle elementen in handen om het hoofd te bieden aan de belangrijke uitdagingen die haar staan te wachten in het licht van de liberalisering van de Europese spoorwegen.

Alle betrokken partijen – de Staat, de NMBS en de vakbondsorganisaties – hebben zich bereid verklaard samen verantwoordelijkheid op te nemen voor de gezondmaking en verdere ontwikkeling van de NMBS.

De Staat heeft zich ertoe verbonden de historische schuld van de NMBS in 2005 over te nemen, namelijk 7,4 miljard euro. De NMBS engageert zich ertoe dat gedeelte van de financiële en operationele verliezen waarvoor zij zelf verantwoordelijk is, weg te werken. Dit zal met name gebeuren via een betere dienstverlening aan de klant, operationele verbeteringen met het oog op een hogere productiviteit, en – als sluitstuk – een adequate sociale begeleiding van het noodzakelijke veranderingsproces. Tenslotte laat de nieuwe structuur van de NMBS toe om de richtlijnen van Europa door te voeren met alle garanties voor de veiligheid en de kwaliteit van de dienstverlening.

Een nieuwe structuur voor de NMBS

De beslissing van de ministerraad van vandaag geeft groen licht voor een totaal nieuwe structuur van de onderneming, conform de Europese eis om een onderscheid te maken tussen de infrastructuurbeheerder en de spoorwegondernemer (uitbater).

Teneinde de eenheid van de onderneming én van de sociale dialoog te kunnen behouden, werd geopteerd voor een structuur die bestaat uit drie ondernemingen van publiek recht:

- de moedermaatschappij **NMBS Holding**;
- de infrastructuurbeheerder **Infrabel**;
- de spoorwegonderneming of uitbater die de naam **NMBS** blijft dragen, om geen verwarring te veroorzaken bij de klanten.

Deze structuur zal, met het oog op de veiligheid en de continuïteit van de dienstverlening, juridisch worden opgericht op 1 januari 2005.

Deze holdingstructuur laat, zoals door Europa vereist, een duidelijke scheiding toe tussen de activiteiten van de NMBS, maar verzekert tegelijk ook coherentie in beleid. De nieuwe structuur biedt meteen ook alle garanties voor de veiligheid en de kwaliteit van de dienstverlening.

De ondernemingen zullen het statuut van autonoom overheidsbedrijf hebben. Aan het hoofd van elke daarvan komt een gedelegeerd bestuurder, een raad van bestuur alsook een directiecomité.

Binnen die nieuwe structuur blijft het bestaande personeelsstatuut onverkort behouden. Alle personeelsleden ressorteren rechtstreeks onder de overkoepelende moedermaatschappij (holding NMBS) en worden van daaruit ter beschikking hetzij naar de infrastructuurbeheerder hetzij naar de spoorwegonderneming. Alle personeelsaangelegenheden worden behandeld binnen éénzelfde paritair comité.

Het plan MOVE

Om haar toekomst binnen de wijzigende Europese context te vrijwaren moet de NMBS haar financiële situatie aanzuiveren en zich actief voorbereiden op de snel groeiende concurrentie. Het plan MOVE biedt de NMBS de noodzakelijke ruimte om hier werk van te maken.

Met de realisatie van het plan MOVE wil de NMBS voluit haar rol in de mobiliteit spelen en haar klanten een veilige, efficiënte en kwalitatieve dienstverlening aanbieden, en dit alles binnen een budgettair evenwicht. De drie pijlers van dit plan zijn:

- een kwaliteitsvol binnenlands treinverkeer dat de opdracht van openbare dienst aan de bevolking naar behoren uitvoert;
- een internationaal treinverkeer dat volop profiteert van de troef die de hst biedt;
- de gezondmaking van de vrachtactiviteiten.

Een verbetering van de dienstverlening moet leiden tot een stijging van de klanten en de inkomsten. Maar ook een efficiënter beheer is noodzakelijk om de kosten te drukken. In die optiek is een efficiëntere inzet of gebruik van het treinmaterieel, het netwerk zelf en het personeel noodzakelijk, geflankeerd door een beleid van strikte kostenbeheersing.

De realisatie van het plan zal verlopen in fasen. De eerste loopt tot eind 2005. Daarna volgen nieuwe onderhandelingen om te bepalen hoe de gezondmaking van de onderneming het best kan worden verdergezet.

Om de noodzakelijke veranderingsprocessen binnen de onderneming te doen slagen voorziet het plan ook in een uitgebreid pakket van sociale begeleidingsmaatregelen. Het sociale luik, waarover een protocolakkoord bestaat, omvat onder meer:

- Een **grondige reorganisatie van de goederentak**, die vandaag al is blootgesteld aan concurrentie en zich snel moet herstellen om zijn voortbestaan te verzekeren.

- Een **uitgebreid opleidingsplan** dat de omvorming van de onderneming zal begeleiden en dat het personeel de passende noodzakelijke ondersteuning zal geven om de nieuwe uitdagingen aan te gaan.

- Ten slotte voorziet het akkoord ook in een **plan voor vervroegd vertrek op vrijwillige basis** voor personeelsleden die minstens 55 of 57 jaar oud zijn (afhankelijk van hun rang), met een anciënniteit van 25 jaar. Het plan bepaalt dat de betrokkenen 65 tot 75 % van hun bruto wedde (afhankelijk van hun rang) zullen ontvangen.

  Rekening houdend met deze vervroegde vertrekken en met de natuurlijke afvloeiingen (pensioenen,...) zullen er eind 2005 bij de NMBS 38.000 posten zijn. De directie van de NMBS herhaalt dat er geen ontslagen vallen.

Voor andere onderwerpen die van groot belang zijn voor de uitvoering van het ondernemingsplan zijn nog onderhandelingen nodig in de paritaire subcommissies. Het zal dan onder meer gaan over de wederaanstelling en de herkwalificatie van het personeel, de flexibiliteit in de werkorganisatie en de geografische mobiliteit.

De toekomst van de NMBS begint vandaag

De komende weken en maanden zal de NMBS haar personeelsleden uitvoerig informeren over de toekomst van de onderneming en de inhoud en de wijze waarop de verschillende onderdelen van het plan gaandeweg zullen worden gerealiseerd.

Er blijven uiteraard nog heel wat deelaspecten verder uit te werken. Maar belangrijk is dat de NMBS haar toekomst nu in handen heeft. De wil van alle betrokken partijen om toekomstgericht te denken en actief te werken aan de kwaliteit van de dienstverlening zal bepalend zijn voor het welslagen van het plan MOVE en het uitvoeren van de nieuwe structuur van de NMBS.

26 mars 2004

La nouvelle structure de la SNCB et le plan *MOVE* sont sur les rails

L'approbation, par le Conseil des Ministres d'aujourd'hui, de la nouvelle structure de la SNCB est une étape décisive pour l'avenir de l'entreprise. Grâce à cette décision et au protocole d'accord social intervenu le 18 février dernier entre la direction et les syndicats, toutes les conditions sont maintenant réunies pour pouvoir mettre en place la nouvelle structure et réaliser le plan MOVE. La SNCB a désormais tous les éléments en mains qui lui permettront de faire face aux importants défis qui l'attendent liés à la libéralisation des chemins de fer en Europe.

Toutes les parties concernées - l'Etat, la SNCB et les organisations syndicales - se sont déclarées prêtes à prendre leurs responsabilités respectives pour l'avenir et l'assainissement de l'entreprise.

L'Etat s'est engagé à reprendre en 2005 la dette historique de la SNCB, d'un montant de 7,4 milliards d'euros. La SNCB s'est engagée à apurer la part des pertes financières et opérationnelles qui lui incombent. Ceci résultera d'un meilleur service à la clientèle, d'améliorations opérationnelles visant à une plus grande efficacité et surtout d'un accompagnement social adéquat du processus de changement à mettre en œuvre. Enfin, la nouvelle structure de la SNCB permet l'application des directives européennes tout en offrant toutes les garanties en matière de sécurité et de service à la clientèle.

Une nouvelle structure pour la SNCB

La décision du Conseil des Ministres d'aujourd'hui donne le feu vert à une toute nouvelle structure de l'entreprise, conformément aux exigences européennes et est justifiée par la distinction à faire entre le gestionnaire de l'infrastructure et l'exploitant ferroviaire.

Afin de maintenir l'unité du dialogue social et de l'entreprise, le choix a été fait d'une structure composée de trois entreprises de droit public, à savoir :

- la société-mère qui portera le nom de **SNCB-Holding** ;
- le gestionnaire de l'infrastructure qui portera le nom de **Infrabel** ;
- l'entreprise ferroviaire ou exploitant, qui gardera le nom **SNCB** par souci de clarté pour la clientèle.

Cette structure sera constituée juridiquement à partir du 1er janvier 2005. Sa mise en place se fera de manière progressive pour assurer la sécurité et la continuité du service.

Elle permettra, comme l'exige l'Europe, une séparation claire entre les activités de la SNCB, mais assure en même une cohérence dans la gestion. La nouvelle structure offre également toutes les garanties en matière de sécurité et de qualité du service.

Les trois entreprises auront le statut d'entreprise autonome. Il y aura à la tête de chacune d'elle, un Conseil d'administration, un Comité de direction et un administrateur délégué.

L'actuel statut du personnel sera intégralement appliqué au sein de la nouvelle structure. L'ensemble du personnel sera géré directement par la société-mère (holding SNCB) et mis à disposition soit du gestionnaire de l'infrastructure, soit de l'entreprise ferroviaire. Toutes les

questions liées au personnel seront traitées au sein d'une seule commission paritaire.

Le plan *MOVE*

Afin d'assurer son avenir dans le contexte européen en mutation, la SNCB doit assainir sa situation financière et se préparer activement à affronter la concurrence qui sera de plus en plus présente. Le plan *MOVE* offre à la SNCB l'espace nécessaire pour répondre à ce double défi.

La SNCB veut, grâce à la mise en oeuvre du plan *MOVE*, jouer un rôle déterminant dans la mobilité et offrir à sa clientèle un service sûr, efficient et de qualité tout en parvenant à l'équilibre budgétaire. Les trois piliers de ce plan sont :

- un trafic intérieur de qualité remplissant adéquatement sa mission de service public ;
- un trafic international capitalisant sur le potentiel de la grande vitesse ;
- des activités marchandises assainies.

L'amélioration du service à la clientèle doit conduire à une augmentation du nombre de voyageurs et du volume des recettes. Une gestion plus performante est aussi nécessaire pour comprimer les coûts. Dans cette optique, une utilisation plus performante du matériel des trains, du réseau et une meilleure productivité du personnel sont indispensables et doivent être assorties d'une politique stricte en matière de gestion des coûts.

La réalisation du plan se fera en deux phases. La première se terminera fin 2005. Au terme de celle-ci, de nouvelles négociations démarreront pour déterminer comment poursuivre au mieux l'assainissement de l'entreprise.

Afin de réussir les différents processus nécessaires à la transformation de l'entreprise, un nombre important de dispositions d'accompagnement sur le plan social sont aussi prévues dans le plan. Le volet social, qui fait l'objet d'un protocole d'accord, comporte entre autres :

- **une réorganisation en profondeur du secteur marchandises**, aujourd'hui exposé à la concurrence et qui doit le plus vite possible se restructurer pour assurer sa survie ;
- **un vaste plan de formation** qui accompagnera la transformation de l'entreprise et procurera au personnel le soutien adéquat pour relever les nouveaux défis ;
- **un plan de départ anticipé sur base volontaire** pour le personnel âgé d'au moins 55 ou 57 ans (en fonction de leur rang) avec une ancienneté de 25 ans. Les membres du personnel concernés recevront entre 65 et 75% (en fonction de leur rang) de leur salaire brut.

> Tenant compte de ces départs anticipés et des départs naturels (pensions,..), la SNCB comptera 38.000 postes à la fin 2005. La direction rappelle qu'il n'y aura aucun licenciement.

D'autres points très importants pour l'exécution du plan d'entreprise feront encore l'objet de négociations dans les sous-commissions paritaires. Il s'agit notamment de la réaffectation et de la requalification du personnel, de la flexibilité dans l'organisation du travail et de la mobilité géographique.

L'avenir de la SNCB démarre aujourd'hui

La SNCB informera en détail son personnel, dans les prochains jours et prochaines semaines, des différentes composantes du plan et de la manière dont ce plan sera graduellement réalisé.

Même s'il reste encore de nombreux aspects à traiter, la SNCB détient aujourd'hui les clés qui lui permettront d'assurer son avenir. La volonté de toutes les parties concernées d'agir

sur la qualité et l'offre de service sera déterminante pour la réussite du plan *MOVE* et pour la mise en place de la nouvelle structure.

Board Meeting of April 02, 2004

The Board of Directors has approved the statutory accounts of SNCB for the year 2003. Notwithstanding the continuos aggravating financial situation of the company, the operational turn-around is becoming visible.

SNCB's account show a loss of EUR 333,3 million compared to a loss of 911,7 million the year before. Turn-over increased by 3,6% to EUR 2.329 million and the costs related to sales and services decreased with 2,9% to EUR 3.814 million.

Compared to 2002, domestic traffic has increased with 3,6%, international traffic decreased with 4,5% and freight rose by 0,8%.

The operational cash-flow (EBITDA) was minus EUR 85,3 million (2002: minus EUR 62,7 million). The EBITDA has been influenced dominantly by:

- Increased labour costs (+ EUR 35,8 million);
- Increased costs for services and goods (+ EUR 10,9 million); and
- An important reduction of stocks (- EUR 58,9 million).

The operational result (EBOT) was minus EUR 110,1 million (2002: minus EUR 153,9 million). The financial result worsened by 45% (from minus EUR 100,7 million to minus EUR 146,3 million). This was mainly due by the growing debt (+ EUR 1,1 billion). Exceptional result was minus EUR 29,8 million (2002: minus EUR 633,4 million). The exceptional results in 2002 and 2003 are mainly due to value reductions booked on ABX.

Total debt of SNCB continues to increase and attained EUR 9,0 billion. This figure includes also the off-balance sheet debt and the debt of Financière TGV. The take-over by the Government of the historical debt is required to stop this evolution.

02/04/2004

Raad van Bestuur NMBS keurt resultaten 2003 goed

De Raad van Bestuur keurde vandaag de statutaire rekeningen van de NMBS voor het jaar 2003 goed. Hoewel de financiële situatie van de onderneming zorgwekkend blijft, begint het operationeel herstel van de NMBS zichtbaar te worden, met name door een beter beheer van de kosten. Het hernemen van de groei in 2004, gecombineerd met het vasthouden aan een grote striktheid op het vlak van de kosten, zouden een operationeel evenwicht in 2005 tot een realistisch streefdoel moeten maken.

Boekhoudkundige resultaten 2003

Het **algemeen resultaat** van de NMBS bedraagt in 2003 **EUR - 333,3 miljoen**, tegenover EUR - 911,7 miljoen een jaar eerder. De omzet beliep **EUR 2.329 miljoen**, wat **3,6% meer** is dan in 2002. De kosten voor de verkoop en de prestaties bedroegen EUR 3.814 miljoen, of een daling met 2,9%.

Om de cijfers binnen vergelijkbare perimeters met die van verleden jaar te kunnen vergelijken en de operationele prestaties van de onderneming te beoordelen, dringt een herklassificatie op verschillende vlakken zich op. Om een geldige vergelijking te maken moeten bijvoorbeeld de inkomsten uit treinkaarten die op twee boekjaren slaan *pro rata temporis* worden toegewezen en moet de overdracht van de Belgische afdeling en de headquarters van ABX, in het raam van het autonoom maken van het filiaal, worden geneutraliseerd.

Resultaten met vergelijkbare perimeters

Na herklassificatie stijgt de omzet en de variatie van de bestellingen in uitvoering in 2003 met 2,2% in vergelijking met 2002:

- binnenlands reizigersverkeer:+ 3,6%
- internationaal reizigersverkeer:- 4,5%
- goederen:+ 0,8%

De **operationele cash flow** (EBITDA) beloopt **EUR - 85,3 miljoen** (EUR - 62,7 miljoen in 2002). Op het vlak van de kosten wordt de EBITDA hoofdzakelijk beïnvloed door een stijging van de personeelskosten met 2% (+ EUR 35,8 miljoen). De daling van het personeelsbestand compenseerde weliswaar gedeeltelijk de lasten verbonden aan het sociaal akkoord van juli 2002 en de indexering van juli 2003. De operationele cash flow werd ook mee bepaald door een gecontroleerde stijging (+ 1,7%) van de uitgaven voor diverse goederen en diensten (+ EUR 10,9 miljoen). Een positieve invloed komt eveneens van een aanzienlijke daling (- 25,6%) van de voorraden (- EUR 58,9 miljoen).

Het **operationeel resultaat (EBIT)** bedraagt **EUR -110,1 miljoen** tegen EUR -153,9 miljoen in 2002.

De **financiële resultaten** dalen van EUR - 100,7 miljoen in 2002 tot EUR - 146,3 miljoen in 2003. Deze verslechtering van 45% is bijna volledig toe te schrijven aan de toename van de schuld (+ EUR 1,1 miljard), licht afgeremd door een daling van de interestvoet.

Het **uitzonderlijk resultaat** bedraagt EUR -29,8 miljoen; in 2002 was dit nog EUR - 633,4

miljoen.

De NMBS boekte in 2002 waardeverminderingen op het ABX-filiaal in haar rekeningen ter waarde van EUR 562,4 miljoen. In 2003 werd nog een waardevermindering van EUR 91,6 miljoen gerealiseerd. Dit is geheel in overeenstemming met het herstructureringsplan goedgekeurd door de Raad van Bestuur op 14/11/2002. Het betreft waardeverminderingen op kredieten die werden toegekend aan ABX conform de positieve beslissing van de Europese Commissie van 21/01/2003 over de "rescue aid". Dit heeft geen invloed op de continuïteit van ABX, maar dient integendeel om een solidere basis voor zijn herstel aan te reiken. De NMBS blijft haar steun geven aan het herstelplan voor ABX en houdt daarbij rekening met de procedure bij de Europese Commissie.

Evolutie van de schuld

Zoals werd verwacht is de schuld van de NMBS verder aanzienlijk gestegen. Ze steeg van EUR 4,87 miljard in 2002 tot EUR 6,00 miljard in 2003. Houdt men ook nog rekening met andere elementen zoals de schuld buiten balans van EUR 1,3 miljard en de schuld van de HST-Fin (EUR 1,7 miljard), dan bedraagt de totale schuld EUR 9,0 miljard.

Enkel met een gedeeltelijke overname van de schuld in 2005, waartoe de regering zich voor een bedrag van EUR 7,4 miljard heeft verbonden, kan deze onrustbarende evolutie tot staan worden gebracht. In de wetenschap dat de schuldenput steeds dieper zal worden, zou de resterende schuld eind 2005 ongeveer EUR 3 miljard bedragen.

Sleutelindicatoren

- Investeringen: EUR 1,3 miljard
  <u>Belangrijkste financieringsbronnen</u>
  Staat: EUR 733,2 miljoen
  HST-Fin: EUR 250,6 miljoen
  Eigen Fondsen NMBS:EUR 136,2 miljoen
- Aantal binnenlandse reizigers: 154,9 miljoen (+ 2,7%)
- Aantal internationale reizigers: 13,4 miljoen (- 4,8%)
- Aantal vervoerde ton: 55,7 miljoen (+ 2,6%)
- NMBS-personeelsbestand op 31/12/2003: 40.096 VTE (-1061 t.o.v. 2002)

02/04/04

SNCB : le Conseil d'administration approuve les résultats 2003

Le Conseil d'Administration a approuvé aujourd'hui les comptes statutaires 2003 de la SNCB. Bien que la situation financière de l'entreprise reste toujours préoccupante avec des résultats négatifs, le redressement opérationnel de la SNCB commence à faire sentir ses effets, notamment par une meilleure gestion des coûts. La reprise de la croissance en 2004, combinée au maintien d'une grande rigueur sur les coûts devraient permettre de tendre vers l'équilibre opérationnel pour 2005.

Résultats comptables 2003

Le **résultat total** de la SNCB s'affiche à **-333,3 millions d'euros** contre -911,7 millions d'euros en 2002. Le chiffre d'affaires s'établit à **2.329 millions d'euros et progresse de 3,6%.** Les coûts des ventes et prestations s'élèvent à 3.814 millions d'euros, en diminution de 2,9%.

Pour pouvoir comparer les chiffres à périmètre comparable par rapport à l'année dernière et évaluer la performance opérationnelle de l'entreprise, différents reclassements doivent être effectués. Ainsi, par exemple, pour permettre une comparaison valable, les recettes des cartes train chevauchant deux exercices comptables doivent être affectées « prorata temporis » et le transfert de la division belge et du headquarter d'ABX dans le cadre du processus d'autonomisation de la filiale doit être neutralisé.

Résultats à périmètre comparable

Après avoir procédé à ces reclassements, le chiffre d'affaires et la variation des en-cours 2003 comparés à 2002 ont progressé de 2,2 %, dont pour les secteurs :

- intérieur voyageurs: +3,6 %
- international voyageurs: -4,5%;
- fret : +0,8%

Le **cash flow opérationnel** (EBITDA) s'affiche à **-85,3 millions d'euros**, contre -62,7 millions d'euros en 2002. En matière de coûts, l'EBITDA est influencé essentiellement par l'augmentation de 2% des charges de personnel (+35,8 millions d'euros). La baisse des effectifs a toutefois permis de compenser partiellement les charges liées à l'accord de programmation sociale de juillet 2002 ainsi qu'à l'indexation de juillet 2003. Le cash-flow opérationnel est aussi influencé par une augmentation maîtrisée (+1,7%) des coûts de service et biens divers (+ 10,9 millions d'euros). Il est aussi positivement influencé par une diminution significative (-25,6%) des approvisionnements (-58,9 millions d'euros).

Le résultat opérationnel (EBIT) se monte à **-110,1 millions d'euros** contre -153,9 millions d'euros en 2002.

Les **résultats financiers** s'élèvent à **-146,3 millions d'euros,** contre -100,7 millions d'euros en 2002. Cette détérioration de 45% est quasi exclusivement imputable à l'augmentation de la dette (+1,1 mia d'euros), légèrement atténuée par une réduction des taux d'intérêt.

Les **résultats exceptionnels** s'affichent à **-29,8 millions d'euros,** contre -633,4 millions d'euros par rapport à 2002. En 2002, la SNCB avait opéré des réductions de valeur dans ses comptes concernant ses filiales ABX à hauteur de 562,4 millions d'euros. En 2003, elle a encore réalisé une réduction de valeur de 91,6 millions d'euros. Ceci est parfaitement conforme avec le plan de restructuration décidé par le Conseil d'Administration du 14/11/2002. Il s'agit de réductions de valeur actées sur des crédits octroyés à ABX en conformité avec la décision positive de la Commission Européenne du 21/01/2003 en matière de « rescue aid ». Ces écritures n'ont pas d'impact sur la continuité d'ABX, mais au contraire, visent à créer des bases plus solides pour son redressement. La SNCB continue à assurer son soutien au plan de redressement mené par ABX, dans le respect de la procédure auprès de la Commission Européenne.

Evolution de la dette

La dette de la SNCB continue à progresser, comme cela avait été prévu, de manière significative. Elle passe de 4,87 milliards d'euros en 2002 à 6,00 milliards d'euros en 2003. Si l'on y incorpore d'autres éléments comme la dette hors bilan de 1,3 milliard d'euros et la dette de la Financière TGV de 1,7 milliards d'euros, l'endettement s'élève à 9,0 milliards d'euros.

Cette évolution ne pourra être enrayée qu'avec la reprise partielle de la dette en 2005, comme le gouvernement s'est engagé à le faire pour un montant de 7,4 milliards d'euros. En sachant que la dette va continuer à se creuser, la dette résiduelle (après reprise par l'Etat) se chiffrerait, fin 2005, à environ 3 milliards d'euros.

Les indicateurs-clés 2003

- Investissements: 1,3 milliard d'euros

<u>Principales sources de financement</u>

Etat: 733,2 millions d'euros

Financière TGV : 250,6 millions d'euros

Fonds propres SNCB : 136,2 millions d'euros

- Nombre de voyageurs en service intérieur : 154,9 millions (+2,7%)
- Nombre de voyageurs en service international : 13,4 millions (-4,8%)
- Nombre de tonnes transportées : 55,7 millions (+2,6%)
- Effectif SNCB au 31/12/2003: 40.096 ETP (-1061 par rapport à 2002)